Exhibit (a)(5)(P)

FOR IMMEDIATE RELEASE

EXPIRATION DATE OF MEN’S WEARHOUSE TENDER OFFER EXTENDED TO MARCH 19, 2014

FREMONT, Calif., March 11, 2014 — The Men’s Wearhouse (NYSE: MW) announced today that it has extended its all-cash tender offer for $63.50 per share for all of the currently outstanding shares of common stock (including associated stock purchase rights) of Jos. A. Bank Clothiers, Inc. (Nasdaq: JOSB) to 5:00 p.m. New York City time on March 19, 2014, unless further extended.  The tender offer was previously set to expire at 5:00 p.m. New York City time on March 12, 2014.

In connection with the execution of a Merger Agreement with Jos. A. Bank on March 11, 2014, Men’s Wearhouse will amend its tender offer in accordance with the terms and conditions of the Merger Agreement by March 19, 2014, to reflect the increase in the purchase price to be offered to $65.00 per share and other changes contemplated by the Merger Agreement between Men’s Wearhouse, Java Corp. and Jos. A. Bank.  As of 5:00 p.m. New York City time on March 10, 2014, 60,508 shares of Jos. A. Bank have been tendered in and not withdrawn from the tender offer.

BofA Merrill Lynch and J.P. Morgan Securities LLC are serving as financial advisors to Men’s Wearhouse, and Willkie Farr & Gallagher LLP is serving as legal advisor.

ADDITIONAL INFORMATION

On January 6, 2014, Java Corp. (“Purchaser”), a wholly owned subsidiary of The Men’s Wearhouse, Inc., commenced a cash tender offer for all outstanding shares of common stock of Jos. A. Bank Clothiers, Inc. not already owned by Men’s Wearhouse or any of its subsidiaries, subject to the terms and conditions set forth in the Amended and Restated Offer to Purchase dated as of February 24, 2014 (the “Offer to Purchase”).  Today, Men’s Wearhouse announced that it has extended the expiration date to the tender offer to 5:00 p.m., New York City time, on March 19, 2014, unless further extended in the manner set forth in the Offer to Purchase.  Men’s Wearhouse will amend its pending tender offer prior to that expiration date in accordance with, and to reflect, the terms of the Merger Agreement, including to reflect the increase in the purchase price to be offered to $65.00 per share and other changes contemplated by the Merger Agreement between Men’s Wearhouse, Java Corp. and Jos A Bank.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication is for informational purposes only.  The tender offer is not being made to, nor will tenders be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the tender offer or the acceptance thereof would not comply with the laws of that jurisdiction.  The tender offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, a related letter of transmittal and other offer materials) filed by Men’s Wearhouse and the Purchaser with the U.S. Securities and Exchange Commission (“SEC”) on January 6, 2014, as amended from time to time. INVESTORS AND SECURITY HOLDERS OF JOS. A. BANK ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. Investors and security holders can obtain free copies of these documents and other documents filed with the SEC by Men’s Wearhouse through the web site maintained by the SEC at http://www.sec.gov.  The Offer to Purchase Letter of Transmittal and other offering documents may also be obtained for free by contacting the Information Agent for the tender offer, MacKenzie Partners, Inc., at 212-929-5500 or toll-free at 800-322-2885.

This press release contains forward-looking information.  Forward-looking statements are not guarantees of future performance and a variety of factors could cause actual results to differ materially from the anticipated or expected results expressed in or suggested by these forward-looking statements.  These forward-looking statements may be significantly impacted by various factors, including, but not limited to: actions by governmental entities, domestic and international economic activity and inflation, success, or lack thereof, in executing our internal operating plans and new store and new market expansion plans, including successful integration of acquisitions, performance issues with key suppliers, disruption in buying trends due to homeland security concerns, severe weather, foreign currency fluctuations, government export and import policies, aggressive advertising or marketing activities of competitors; and legal proceedings. Future results will also be dependent upon our ability to continue to identify and complete successful expansions and penetrations into existing and new markets and our ability to integrate such expansions with our existing operations.

These forward-looking statements are based upon management’s current beliefs or expectations and are inherently subject to significant business, economic and competitive uncertainties and contingencies and third-party approvals, many of which are beyond our control.  The following factors, among others, could cause actual results to differ materially from those expressed or implied in the forward-looking statements:  (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger by and among Men’s Wearhouse, Inc.,  Java Corp. and Jos. A. Bank Clothiers, Inc., (2) the failure to consummate the acquisition of Jos. A. Bank for reasons including that the conditions to Men’s Wearhouse’s offer to purchase all outstanding shares of Jos. A. Bank’s common stock, including the condition that a minimum number of shares be tendered and not withdrawn, are not satisfied or waived by Men’s Wearhouse, (3) the possibility that the expected benefits from the proposed transaction will not be realized within the anticipated time period, (4) the risk that regulatory or other approvals required for the transaction are not obtained, (5) the risks related to the costs and difficulties related to the integration of Jos. A. Bank’s business and operations with Men’s Wearhouse’s business and operations, (6) the inability to obtain, or delays in obtaining, cost savings and synergies from the transaction, (7) unexpected costs, charges or expenses resulting from the transaction, (8) litigation relating to the transaction, (9) the inability to retain key personnel and (10) the possible disruption that may be caused by the transaction to the business and operations of Men’s Wearhouse and its relationships with customers, employees and other third parties.

The forward-looking statements in this press release speak only as of the date hereof. Except for the ongoing obligations of Men’s Wearhouse to disclose material information under the federal securities laws, Men’s Wearhouse undertakes no obligation to revise or update publicly any forward-looking statement, except as required by law.  Other factors that may impact the forward-looking statements are described in Men’s Wearhouse’s annual report on Form 10-K for the fiscal year ended February 2, 2013 and Forms 10-Q.  For additional information on Men’s Wearhouse, please visit the Company’s websites at www.menswearhouse.com, www.mooresclothing.com, www.kgstores.com, www.twinhill.com, www.dimensions.co.uk and www.alexandra.co.uk.

Contacts:

Ken Dennard

Dennard • Lascar Associates

(832) 594-4004

ken@dennardlascar.com

http://ir.menswearhouse.com/

Dan Katcher / Tim Lynch / Aaron Palash

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449